As filed October 20, 2000

                                                                File No. 70-9723

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 Amendment No. 2
                                       on
                                   FORM U-1/A

                             APPLICATION/DECLARATION
                                      under
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

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                               ENTERGY CORPORATION
                                639 Loyola Avenue
                              New Orleans, LA 70113

              (Name of company filing this statement and address of
                          principal executive office)

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                               ENTERGY CORPORATION

                 (Name of top registered holding company parent)

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                                 C. John Wilder
                          Executive Vice President and
                             Chief Financial Officer
                               Entergy Corporation
                                639 Loyola Avenue
                              New Orleans, LA 70113

                     (Name and address of agent for service)

            --------------------------------------------------------


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


     The Commission is requested to send copies of all notices, orders and communications in connection with this Application or Declaration to:

         Christopher J. Bernard                   William T. Baker, Jr.
     Entergy Power Marketing Corp.               Thelen Reid & Priest LLP
          Parkwood 2 Building                40 West 57th Street, Suite 2500
       10055 Grogans Mills Road                  New York, New York 10019
      The Woodlands, Texas 77380

                       Elizabeth A. Martin, Senior Counsel
                             Entergy Services, Inc.
                                639 Loyola Avenue
                              New Orleans, LA 70113


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


     The Application-Declaration filed in this proceeding on July 25, 2000, as amended by Amendment No. 1, filed September 5, 2000, is hereby further amended as follows:

     1.   Item 1 - Description of Proposed Transaction is restated in its
                   -----------------------------------
entirety to read as follows:

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION.
          -----------------------------------

     1.1. Background. Entergy Corporation ("Entergy") is a registered holding
          ----------
company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). Its public utility subsidiaries include Entergy Arkansas, Inc., Entergy Gulf States, Inc., Entergy Louisiana, Inc., Entergy Mississippi, Inc., and Entergy New Orleans, Inc. (collectively, the "Entergy Operating Companies"). The Entergy Operating Companies provide public-utility service to approximately 2.5 million electric customers in portions of Arkansas, Louisiana, Mississippi, and Texas and 235,000 retail gas customers in portions of Louisiana.

     Entergy also engages through subsidiaries in various other energy-related and non-utility businesses. One such subsidiary, Entergy Power Marketing Corp. ("EPMC"), was formed in 1995 as an "exempt wholesale generator" ("EWG") in order to engage in the marketing and brokering of electric power at wholesale.1 Pursuant to a Commission order dated January 6, 1998 (Holding Co. Act Release No. 26812) ("January 1998 Order"), EPMC relinquished its EWG status and claimed status as an "energy-related company" under Rule 58. EPMC engages in marketing and trading of physical and financial energy commodities in wholesale and retail markets throughout the United States, subject to certain conditions.2 EPMC currently has physical sales of approximately 200 million cubic feet of gas per day and, in 1999, sales of about 47.2 million MWh of electricity. Under the January 1998 Order, Entergy is also authorized to finance the energy marketing activities of EPMC and to provide guaranties to EPMC.

     By further order of the Commission dated June 22, 1999 (Holding Co. Act Release No. 27039) (the "June 1999 Order"), Entergy and certain of its non-utility subsidiaries (including EPMC) were authorized, among other things, to acquire, directly or indirectly, the securities of one or more non-utility companies (called "New Subsidiaries") organized to engage in the previously-authorized service and development activities of other Entergy non-utility subsidiaries and/or to acquire and/or finance the acquisition of the securities of one or more EWGs, "foreign utility companies" ("FUCOs"), "exempt telecommunications companies" ("ETCs"), "energy-related companies" within the meaning of Rule 58 ("Rule 58 Companies"), and companies formed to provide operations and maintenance services to nonassociate companies ("O&M Subs"). New Subsidiaries, EWGs, FUCOs, ETCs, Rule 58 Companies and other non-utility subsidiaries of Entergy (including EPMC and O&M Subs) which Entergy is authorized or by rule permitted to acquire and own are referred to herein (as they were in the June 1999 Order) collectively as "Nonutility Companies."


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1    See Entergy Power Marketing Corp., 73 FERC P. 161,063 (1995).

2 See Entergy Services, Inc., 74 FERC P. 61,137 (1996) (authorizing EPMC to sell power at market based rates) and Entergy Power Marketing Corp., 75 FERC P. 61,282 (1996) (order on compliance filing).


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


     In addition, under the June 1999 Order, the Commission authorized Entergy and the Nonutility Companies (1) to provide guaranties and other forms of credit support or enhancements to or for the benefit of Nonutility Companies in an aggregate amount outstanding not to exceed $750 million, to the extent such transactions are not otherwise exempt; 3 (2) to engage in various types of transactions designed to consolidate or reorganize under one or more New Subsidiaries all or part of Entergy's ownership interests in Nonutility Companies and New Subsidiaries; and (3) to provide operations, administrative and consulting services to other Nonutility Companies at prices determined without regard to "cost," subject to specified limitations and restrictions. Entergy is authorized to finance its investments in New Subsidiaries and O&M Subsidiaries from available cash resources and from the proceeds of borrowings and common stock sales authorized in other proceedings.4

     On May 26, 2000, Entergy and Koch Energy, Inc. ("Koch"), an unaffiliated, privately-held diversified company, entered into an agreement to form a new Delaware limited partnership to be called Entergy-Koch, LP ("Entergy-Koch"). Entergy-Koch will be the vehicle through which Entergy and Koch will combine certain discrete non-utility energy assets of the two companies and their respective subsidiaries. Specifically, subject to receiving any necessary regulatory approvals, Entergy will contribute to Entergy-Koch its ownership interest in EPMC, and Koch will contribute to Entergy-Koch its ownership interest in its energy trading and marketing subsidiary, Koch Energy Trading, Inc. ("KET"). EPMC and KET will thereupon be combined to form a single new energy marketing and trading company (herein referred to as "Trading Company").

     In addition, Koch will contribute to Entergy-Koch the common stock of its wholly-owned subsidiary, Koch Gateway Pipeline Company ("Gateway Pipeline"), which owns and operates an interstate natural gas pipeline system and related gas gathering and storage facilities. Gateway Pipeline will remain a separate subsidiary of Entergy-Koch. Entergy will also contribute, directly or indirectly, to Entergy-Koch all of the stock of EGT Holding, Ltd. ("EGT"). EGT is an indirect subsidiary of Entergy Power Development Corporation ("EPDC"), which, in turn, is a direct subsidiary of Entergy. EPDC is a FUCO through which Entergy holds investments in foreign power development projects.5 EGT's sole asset consists of the stock of Entergy Trading & Marketing, Ltd. ("ET&M"), which was formed in 1998 principally to trade energy commodities in order to manage


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3    By supplemental order in File No. 70-9123, the Commission has authorized an increase in the maximum aggregate amount of guarantees and other forms of credit support that such companies may provide to $2 billion. See Entergy Corporation, Holding Co. Act Release No. 27216 (Aug. 21, 2000).

4 See Entergy Corporation, Holding Co. Act Release No. 26693 (March 25, 1997) (authorizing Entergy to issue and sell up to 30 million additional shares of its common stock through December 31, 2000 pursuant to its dividend reinvestment and stock purchase plan); and Entergy Corporation, Holding Co. Act Release No. 26674 (February 26, 1997) (authorizing Entergy to issue and sell short-term notes from time to time through December 31, 2002, in an aggregate principal amount at any time outstanding not to exceed $500 million).

5 EPDC is currently constructing two combined cycle gas turbine merchant power plants in the UK through FUCO subsidiaries. One is the Saltend Project, a 1,200 MW plant that will produce both steam and electricity, and the other is the Damhead Creek project, an 800 MW facility. Both are expected to go into commercial operation in 2000.


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


the fuel supply and power sales risks of certain FUCOs owned by Entergy in the United Kingdom.

     The contributions to Entergy-Koch will be made pursuant to the terms of a Contribution Agreement. In addition to the assets and interests described above, the Contribution Agreement contemplates that the parties will also make contributions of cash to Entergy-Koch in amounts that will equalize (or "true-up") the values of the interests in EPMC, KET, Gateway Pipeline and ET&M. It is also contemplated that Entergy, indirectly through a non-utility subsidiary, will purchase certain energy accounts receivable created by KET and then contribute those receivables to Entergy-Koch as a means to equalize Entergy's and Koch's investments.

     The values placed on the contributions of Entergy and Koch to Entergy-Koch resulted from arms-length negotiations. Valuations were determined based on a variety of methodologies including mark-to-market valuation of energy commodity trading portfolios, financial analysis (including review of projected financials) and comparable asset valuations (e.g., trading comparables, comparable transactions, etc.).

     Entergy is not proposing to transfer or contribute any assets of the Entergy Operating Companies to Entergy-Koch. Moreover, Entergy's participation in the venture will not have any effect on the Entergy Operating Companies or on the rates or credit ratings of the Entergy Operating Companies. The Entergy Operating Companies will not have an ownership interest, directly or indirectly, in the venture and will not extend credit to or assume or become liable for any debts or obligations of the venture. The only relationships between the Entergy Operating Companies and Entergy-Koch will be as described below in Item 1.3.5.

     The general partner of Entergy-Koch, with a 1% interest, will be Entergy-Koch, LLC ("EK-LLC"), a Delaware limited liability company to be formed by Koch and Entergy Power International Holdings Corporation ("EPIH"), a wholly-owned subsidiary of Entergy.6 Koch and EPIH will each hold a 50% interest in EK-LLC. In addition, Entergy and Koch will each acquire and hold, indirectly, a 49.5% limited partnership interest in Entergy-Koch. The Entergy limited partnership interest will be held by two other Delaware limited liability companies formed by EPIH specifically for that purpose.

     The contributions of the Entergy assets and Koch assets will be made to Entergy-Koch from time to time as and when all necessary regulatory approvals have been obtained and such assets, in the judgment of the parties, may be successfully integrated into the then-existing business of Entergy-Koch. All of the transactions relating to the formation of Entergy-Koch and the entities that will hold Entergy's ownership interests in the venture, the transfer of the Entergy assets and the additional contributions of cash will be carried out in accordance with Entergy's authorization under the June 1999 Order. Entergy-Koch will be a partially-owned New Subsidiary within the meaning of such order, inasmuch as it will be engaged exclusively in the business of holding the securities of other Nonutility Companies. As an indirect subsidiary company of Entergy, Entergy-Koch will not in the future acquire the securities of or other


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6    EPIH, a Delaware corporation, is currently a FUCO but will relinquish its status as such and instead serve as a New Subsidiary (within the meaning of the June 1999 Order) for the purpose of acquiring and holding an interest in Entergy-Koch.


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


interest in any business except in accordance with an order of this Commission (including without limitation the June 1999 Order) or pursuant to an available exemption, including, specifically, Rule 58 or Section 32, 33 or 34, as applicable.

     1.2  Summary of Authorizations Requested. Entergy herein requests approval
          -----------------------------------
for (a) Entergy to invest, indirectly through one or more Nonutility Companies, including but not limited to Entergy-Koch, up to $1.2 billion in specified types of energy-related, non-utility assets ("Energy-Related Assets") that are incidental to the energy marketing and brokering activities of Trading Company;
(b) the expansion of the energy marketing and brokering activities of Trading Company and of any other energy marketing affiliate hereafter formed or acquired by Entergy-Koch to include marketing and brokering of energy commodities in Canada; (c) the issuance of guaranties and other forms of credit support by Entergy-Koch on behalf or for the benefit of its direct and indirect subsidiaries; (d) the declaration and payment of dividends out of capital or unearned surplus by Entergy-Koch and its direct and indirect subsidiaries; and
(e), to the extent not otherwise permitted or exempt under the Commission's rules, the sale of goods and services by and between Entergy-Koch's subsidiaries and the Entergy Operating Companies and Nonutility Companies.

     Entergy will fund its cash contributions to Entergy-Koch and purchases of energy receivables created by KET (which will immediately be contributed to Entergy-Koch), as well as any future acquisitions of or investments in Energy Assets using available cash and/or the proceeds of financings previously authorized by the Commission (see fn. 4, above) or as authorized in other future proceedings. Accordingly, Entergy is not requesting authority in this proceeding to issue any additional securities.

     1.3  Specific Approvals Requested.
          ----------------------------

          1.3.1  Investments in Energy-Related Assets. Entergy, directly or
                 ------------------------------------
indirectly through one or more New Subsidiaries or other Nonutility Subsidiaries (including Entergy-Koch), requests authority to invest, from time to time through December 31, 2005, up to $1.2 billion (the "Investment Limitation") in Energy-Related Assets and/or the equity securities of companies, including Gateway Pipeline, substantially all of whose physical assets consist of such Energy-Related Assets. Such Energy-Related Assets would include, without limitation, natural gas production, gathering, processing, storage and transportation facilities and equipment, liquid oil reserves and storage facilities, and associated facilities, that would be incidental to and would assist the Trading Company or any other energy marketing and brokering subsidiary hereafter acquired by Entergy 7 in connection with energy marketing, brokering and trading.

     Initially, Entergy will acquire, indirectly through Entergy-Koch, the stock of Gateway Pipeline to be contributed to Entergy-Koch by Koch. Gateway Pipeline (formerly United Gas Pipe Line Company) owns and operates an interstate natural gas pipeline system that is engaged in gathering, storage and transportation of gas from the producing areas in Texas, Louisiana and the Gulf of Mexico, offshore Alabama and Mississippi. Gateway Pipeline owns approximately 9,000 miles of interstate pipeline (including both transportation and gathering lines), 31 compressor stations, and two gas storage facilities. The pipeline is


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7    Specifically, it is contemplated that Entergy may acquire, directly or indirectly, the securities of one or more companies, other than EPMC, that are engaged in energy marketing, brokering, and trading pursuant to Rule 58.


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


interconnected with almost all of the other major interstate pipelines that serve the Midwest, Northeast and Southwest markets. It also connects to the Henry Hub, which serves as the designated delivery point for natural gas futures contracts traded on the New York Mercantile Exchange.

     In the future, Entergy proposes to acquire or construct other similar Energy-Related Assets through new or existing subsidiaries (including Entergy-Koch). Such Energy-Related Assets (or equity securities of companies owning such assets) may be acquired for cash or in exchange for stock or other securities of Entergy, or any combination of the foregoing. If common stock of Entergy is used as consideration in connection with an acquisition of Energy-Related Assets, the market value thereof on the date of issuance will be counted against the proposed Investment Limitation. The principal amount or stated amount of any other securities issued as consideration will also be counted against the proposed Investment Limitation. Under no circumstances will Entergy acquire, directly or indirectly, any assets or properties that would cause the owner or operator thereof to be considered an "electric utility company" or "gas utility company" as defined under the Act.

     The Commission has previously recognized that, to be successful, a marketer of energy commodities must be able to control significant physical assets that are incidental and reasonably necessary in its day-to-day operations.8 Gas marketers today must be able to offer their customers a variety of value-added, or "bundled," services, such as gas storage and processing, that the interstate pipelines offered prior to the issuance by the Federal Energy Regulatory Commission ("FERC") of Order 636.9 In order to provide such value-added services, many of the leading gas marketers have invested in production, gathering, processing, and storage capacity at or near the principal gas producing areas and hubs and market centers in the U.S. Similarly, in order to compete with both interstate pipelines and local distribution companies for industrial and electric utility sales, marketers must have the flexibility to acquire or construct such supply facilities. In fact, most of the large marketers today with which EPMC and KET compete own substantial physical assets of the type described herein.

     Importantly, the acquisition of gas production, gathering, processing, and storage capacity provides energy marketers the opportunity to hedge the price of future supplies of natural gas against changes in demand brought about due to weather, increased usage requirements by end use customers, or other volatility imposed by the market. Storage and pipeline assets allow energy marketers to "bank" low cost supplies for use during periods of high volatility or take advantage of differential price spreads between different markets. Energy marketers with strong and balanced physical asset portfolios are able to originate tolling or reverse tolling of gas and electric commodities, whereby the payment is made in one or the other commodity. The integration of production, gathering, and storage assets offer energy marketers the opportunity to provide either gas or electric products and services to energy users, at


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8    See e.g., SEI Holdings, Inc., 62 SEC Docket 2493 (September 26, 1996);
     American Electric Power Company, Inc., et al., 68 SEC Docket 1251 (November 2, 1998).

9 See FERC Order 636, FERC Stats. & Regs. P. 30,939, "Pipeline Service Obligations and Revisions to Regulations Governing Self-Implementing Transportation; and Regulation of Natural Gas Pipelines After Partial Wellhead Decontrol," 57 Fed. Reg. 13,270 (April 16, 1992).


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


their discretion, depending on user requirements and needs. Finally, the physical assets underlying an energy marketer's balance sheet may provide substantial credit support for the financial transactions undertaken by the marketer.

     It is the intention of Entergy to add to its subsidiaries' existing base of non-utility, energy-related, assets as and when market conditions warrant, whether through acquisitions of specific assets or groups of assets that are offered for sale, by constructing such assets, or by acquiring existing companies (for example, other gas marketing companies which own significant physical assets in the areas of gas production, processing, storage, and transportation). Ultimately, it is Entergy's objective to control a substantial portfolio of Energy-Related Assets that would provide the Entergy system with the flexibility and capacity to compete for sales in all major markets in the United States and, in the future, possibly Canada.

          1.3.2  Expansion of Entergy's Energy Marketing and Trading
                 ---------------------------------------------------
Activities Outside the United States. Under the terms of the Commission's
------------------------------------
January 1998 Order, EPMC is currently authorized to engage in energy marketing activities in wholesale and retail markets throughout the United States. By its terms, Rule 58 also limits the activities of "energy-related companies," which includes companies engaged in energy marketing and brokering, to the United States. Notwithstanding, the Commission has previously authorized several other registered holding companies to engage in such activities in Canada, and has reserved jurisdiction over proposals to extend such activities into other foreign countries.10

     Entergy, on behalf of Trading Company (into which EPMC will be merged) and any other energy marketing and trading companies that it may hereafter acquire pursuant to Rule 58 or otherwise, seeks similar authority to engage in marketing and brokering activities outside the United States and requests that the Commission reserve jurisdiction over such activities outside of the United States and Canada pending completion of the record. In support thereof, Entergy notes that all of the major U.S. marketers with which Trading Company will compete also conduct operations in Canada. Canada is the source of a substantial percentage of all of the gas consumed in the U.S., and also exports significant amounts of electricity to the U.S. In approving Southern Company's proposal to engage in energy marketing in Canada, the Commission has already noted that the U.S. and Canadian energy markets are highly integrated and that the risks of marketing activities in Canada (other than currency risk) are substantially the same as the risks associated with these activities in the United States.

          1.3.3  Guaranties by Entergy-Koch. Under the June 1999 Order, as
                 --------------------------
amended by supplemental order dated August 21, 2000,11 the Commission has authorized Entergy and the Nonutility Companies to provide guaranties and other forms of credit support or enhancements from time to time through December 31,


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10   See Southern Energy, Inc., Holding Co. Act Rel. No. 27020 (May 13, 1999),
     in which the Commission authorized a subsidiary of Southern Company to expand its energy marketing activities into Canada. Subsequently, the SEC has granted similar approvals to several other registered holding companies. See e.g., Ameren Corp., Holding Co. Act Release No. 27053 (July 23, 1999); American Electric Power Co., et al., Holding Co. Act Release No. 27062 (August 19, 1999); and Interstate Energy Corporation, Holding Co. Act Release No. 27069 (August 26, 1999).

11   See Entergy Corporation, supra n. 3.


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


2005 to or for the benefit of Nonutility Companies in an aggregate amount at any time outstanding, not to exceed $2 billion, in addition to guaranties that are otherwise exempt or permitted by rule or order of the Commission. Entergy-Koch is now requesting authority to provide guaranties and other forms of credit support or enhancements on behalf or for the benefit of its direct and indirect subsidiaries (collectively, "Credit Support") from time to time through December 31, 2005, in an aggregate amount at any time outstanding not to exceed $2 billion, in addition to Credit Support that is exempt under Rules 45(b) and 52(b), provided that any Credit Support outstanding on December 31, 2005 shall terminate or expire in accordance with its terms. This requested authorization is separate from and will not be counted against the $2 billion limitation on guarantees issued by Entergy and other Nonutility Companies.

     A separate Credit Support limit for Entergy-Koch is warranted for two principal reasons. First, it is the intent of the parties that all credit support required in connection with the energy marketing and trading activities of Trading Company and the other operations of Entergy-Koch's subsidiaries will be provided by Entergy-Koch, without recourse to or support by either Entergy or Koch. Second, guaranties of the obligations of subsidiaries under energy trading and marketing agreements and of other types of non-financial obligations of subsidiaries are not exempt under Rules 45(b) and 52(b) in most cases. Hence, it is expected that Entergy-Koch will realize little if any benefit from the exemptions that the Commission has provided for subsidiaries of registered holding companies.

          1.3.4  Payment of Dividends Out of Capital and Unearned Surplus.
                 --------------------------------------------------------
Under the June 1999 Order, the Nonutility Companies are authorized to declare and pay dividends out of capital and unearned surplus through December 31, 2002, subject to applicable corporate law and any restrictions under financing agreements. Entergy-Koch, on behalf of itself and its direct and indirect subsidiaries, requests the same authority, but without any limitation on the period in which such dividends may be declared and paid. Entergy believes that approval for such dividend authority on a permanent basis is warranted in this case because of the substantial interest in Entergy-Koch that is held by a nonassociate company that is not subject to any restrictions under the Act. In this connection, the Commission should recognize that the policy considerations underlying the exemption for certain types of non-utility subsidiary companies provided by Rule 16 should apply equally in this case. Rule 16 exempts a company, and each affiliate thereof, from all obligations under the Act imposed upon it as a subsidiary company or affiliate of a registered holding company if certain conditions are met. Specifically, no more than 50% of such company's voting securities may be owned, directly or indirectly, by one or more registered holding companies, and the company must be organized to engage primarily in the exploration, development, production, manufacture, storage, transportation, or supply of natural or manufactured gas.

     As described above, the primary businesses of Entergy-Koch will be natural gas transportation and storage and the purchase and sale of energy commodities, a major component of which will be natural gas. But for the non-gas component of Entergy-Koch's marketing operations, it is believed that Entergy-Koch would qualify for exemption under Rule 16. Nevertheless, for purposes of determining whether the exemption under Section 12(c) of the Act requested herein is appropriate, the form or type of energy commodity supplied should be of no importance.


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


          1.3.5  Affiliate Transactions. It is contemplated that Gateway
                 ----------------------
Pipeline will continue to provide gas transportation and "unbundled" ancillary services, such as gas storage (including parking and lending), balancing, nominating and scheduling, to Entergy Operating Companies in accordance with the terms of open-access tariffs on file with the FERC.12 Other subsidiaries of Entergy-Koch (including Trading Company) may from time to time sell electricity and gas to, and purchase electricity and gas from, Entergy Operating Companies.13 It is not contemplated that the Entergy Operating Companies will sell any property, equipment or goods to Entergy-Koch or its subsidiaries.

     Entergy-Koch, on behalf of itself and its subsidiaries, requests authority to sell energy commodities other than electricity and natural gas to the Entergy Operating Companies, including but not limited to oil, coal and risk management services and products. All such transactions will be performed at "cost" determined in accordance with Rules 90 and 91. In addition, all such transactions will be carried out in compliance with the terms of the settlement agreement entered into in October 1992 between the Entergy Operating Companies and the state regulatory commissions (other than the Louisiana Public Service Commission ("LPSC")) in Entergy's service area and the affiliate interest conditions approved by the LPSC in May 1993 (collectively, the "Settlement Agreements"). In the event that any Entergy Operating Company renders services to Entergy-Koch or any of its subsidiaries, such transactions would also be performed in accordance with the pricing formula contained in the Settlement Agreements.14

     Finally, authority is requested for Entergy-Koch and its subsidiaries and other Nonutility Companies to provide administrative and consulting services to each other at fair market prices, subject to the limitations contained in the June 1999 Order.15


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12   Such transactions are generally exempt under the Act pursuant to Rule 81.

13 Electricity and natural gas are expressly excluded from the definition of "goods" under Rule 80.

14 See Entergy Corporation, et al., Holding Co. Act Release No. 27040 (June 22, 1999), in which the Commission granted an exemption under Section 13(b)(2) of the Act in order to allow the Entergy Operating Companies and certain other regulated subsidiaries of Entergy (collectively, the "Regulated Utilities") to charge cost plus 5%, in accordance with the Settlement Agreements, for services rendered to Entergy's unregulated non-utility subsidiaries (collectively, "Nonregulated Businesses"). The other pricing provisions in the Settlement Agreements are as follows: (1) transfers of generating assets, fuel and fuel-related assets and of market, technological or similar data by a Regulated Utility to a Nonregulated Business must be priced at market value, (2) profits on the sale of products developed by a Regulated Utility and marketed by a Nonregulated Business must be divided equally between the two companies, after deduction for the incremental costs associated with making the products available for sale, (3) development of royalty payments on a case-by-case basis in connection with transfers of product rights, patents, copyrights, or similar rights from a Regulated Utility to a Nonregulated Business, and (4) use of competitive bidding or similar procedures approved by the appropriate state commission to price any procurements with a fair market value in excess of $100,000.

15 The June 1999 Order authorizes Nonutility Subsidiaries to sell administrative and consulting services at fair market prices to specified types of exempt non-utility associate companies (specifically, EWGs, FUCOs, and "qualifying facilities"), subject to certain limitations, and to partially-owned non-utility associate companies (like Entergy-Koch), provided that the ultimate purchaser of these services is not an Entergy Operating Company or any other subsidiary of Entergy whose activities and operations are primarily related to the provision of services or goods to such companies.


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


     1.4  Other Matters. Pursuant to Rule 24, Entergy proposes to report on a
          -------------
quarterly basis the amount of Energy-Related Assets purchased or constructed and the amount of any equity securities of any company substantially all of whose assets consist of Energy-Related Assets that were acquired in the preceding period, including a description of such securities. In order to simplify reporting obligations, it is proposed that any marketing activities of "energy-related companies" acquired, directly or indirectly, by Entergy (including Trading Company) pursuant to Rule 58 be reported on Form U-9C-3. It is also proposed that a description of the amount, type, and, if a debt security, the maturity and interest rate, of securities issued by Entergy or any Nonutility Company in connection with the acquisition of Energy-Related Assets (or the equity securities of any company owing such assets) be included as part of the quarterly reports filed pursuant to Rule 24 in File No. 70-9123.

     2.   Item 3.1.2 - Exemption from "At Cost" Standard is deleted and
                       ---------------------------------
intentionally left blank.


                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                        ENTERGY CORPORATION

                                    By: /s/  Michael G. Thompson
                                        ---------------------------------------
                                        Name:  Michael G. Thompson
                                        Title: Senior Vice President, General
                                        Counsel and Secretary

Date:   October 20, 2000